Filed Pursuant to Rule 433

Registration No. 333-180728

Market Linked Notes

Upside Participation with

Averaging and Principal

Return at Maturity

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo & Company. This material is not a product of Wells Fargo & Company research departments. Please see the relevant offering materials for complete product descriptions, including related risk and tax disclosure. Filed by Wells Fargo & Company pursuant to Rule 433(d)(1)(i).

Distributed by Wells Fargo Securities, LLC

MARKET LINKED NOTES WITH UPSIDE PARTICIPATION WITH AVERAGING AND PRINCIPAL RETURN AT MATURITY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION.

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity have complex features and are not suitable for all investors. Before deciding to make an investment, you should read and understand the applicable preliminary pricing supplement and other related offering documents provided by the applicable issuer.

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity (“these Market Linked Notes”) offer the potential for a positive return at maturity based on the average performance of an underlying market measure or reference asset (the “underlying”), while providing for the repayment of principal at maturity even if the underlying declines. The potential for a positive return at maturity is based on the average of the levels of the underlying on calculation days occurring at specified intervals over the term of these Market Linked Notes, and it is therefore different than the return that might be realized on a direct investment in the underlying held for the term of these Market Linked Notes. The underlying may include an equity, bond or commodity index or exchange-traded fund, individual commodities or foreign currencies, or a basket of these underlyings.

These Market Linked Notes are designed for investors who seek exposure to the performance of an underlying but without the downside market risk of a direct investment in the underlying. In exchange for this protection against downside market risk, investors in these Market Linked Notes must be willing to forgo interest payments, dividends (in the case of equity underlyings) and the potentially greater return that might be realized on a direct investment in the underlying. The potential for a positive return and the repayment of principal apply at maturity only and, if the issuer defaults on its payment obligations, you could lose your entire investment.

These Market Linked Notes are unsecured debt of the issuer. You will have no ability to pursue the underlying or any assets included in the underlying for payment.

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity  |  2

The charts in this section do not reflect forgone dividend payments.

Direct investment payoff

For traditional assets, such as stocks, there is a direct relationship between the change in the level of the asset and the return on the investment. For example, suppose you bought shares of a common stock at $100 per share. If you sold the shares at $120 each, the return on the investment (excluding any dividend payments) would be $20 per share, or 20%. Similarly, if you sold the shares after the price decreased to $80 (i.e., a decline of 20%), this would result in a 20% investment loss (excluding dividends).

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity payoff

These Market Linked Notes, if held until maturity, offer a return of principal and the potential to achieve a return, subject to the averaging calculation, linked to the underlying’s performance. While these Market Linked Notes limit against losses, they may also limit upside return potential due to the averaging calculation and may not reflect any positive return at maturity even if the level of the underlying at or near maturity is significantly greater than its starting level.

To understand how these Market Linked Notes would perform under varying market conditions, consider a hypothetical Market Linked Note with the following terms.

•	Principal return: 100%. These Market Linked Notes, if held until maturity, provide for the repayment of principal regardless of the performance of the underlying, subject to the ability of the issuer to make payments when due. If the issuer defaults on its payment obligations, you could lose your entire investment.

•	Averaging calculation: Annual. The averaging return calculation is based on the average of the levels of the underlying observed on a specified number of calculation days throughout the term of these Market Linked Notes. On predetermined dates (e.g. annually, quarterly, monthly, etc.), the level of the underlying is recorded and those observations are used to calculate an average ending level. That calculated average ending level is compared to the starting level of the underlying to determine the percentage change. The averaging return calculation may result in a return that is less than might have been realized on a direct investment in the underlying held for the term of these Market Linked Notes.

•	Participation rate: 105%. A participation rate determines how much of the average appreciation of the underlying (if any) will be reflected in the payment at maturity on these Market Linked Notes. A participation rate of 105% means that if the underlying appreciates from its starting level to its average ending level, the investor will receive a total return at maturity equal to 105% of that appreciation. For example, if the underlying appreciates by 10% based on the averaging calculation, the investor would receive a total return at maturity of 10.5% (which is 105% of 10%).

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity  |  3

Determining payment at maturity

The diagram below illustrates how the cash payment on the stated maturity date for this hypothetical Market Linked Note would be calculated.

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity  |  4

Averaging calculation methodology

The examples below are hypothetical and are provided for informational purposes only. They are not intended to represent any specific return, yield, or investment, nor are they indicative of future results. The examples illustrate the averaging calculation methodology and payoff at maturity of the Market Linked Notes described above.

Example 1:
Term:	5 years

Calculation Days:	Annual

Principal Amount:	$1,000

Participation Rate:	105%

Starting Level:	1000

Average Ending Level:	1310 (refer to chart)

Averaging Percentage Return Calculation
Annual Calculation Day 1	1114
Annual Calculation Day 2	1229
Annual Calculation Day 3	1330
Annual Calculation Day 4	1527
Annual Calculation Day 5	1350
1114 + 1229 + 1330 + 1527 + 1350 = 1310 5

Averaging Percentage Return Calculation

(Average Ending Level – Starting Level) / Starting Level

(1310 – 1000) / 1000 = 31%

Market Linked Note Return Calculation

Averaging Percentage Return x Participation Rate

31% x 105% = 32.55%

Payment to Investor

Principal Amount + (Principal Amount x Averaging Percentage Return x Participation Rate)

$1,000 + ($1,000 x 31% x 105%) = $1,325.50 per Market Linked Note

Comparison with Direct Investment Return

In example 1, if you had purchased the underlying at its Starting Level, held it for the term of these Market Linked Notes and then sold it at its level on the final Calculation Day, you would have realized a 35% return on your investment (leaving aside any dividends), since the level of the underlying on the final Calculation Day is 35% greater than the Starting Level. By contrast, the Averaging Percentage Return calculated for purposes of these Market Linked Notes is only 31%. Because the level of the underlying on the final Calculation Day is greater than its Average Ending Level over all of the Calculation Days, the Averaging Percentage Return calculated for purposes of these Market Linked Notes is less than the return that could have been achieved on a direct investment in the underlying held for the term of these Market Linked Notes. In addition, if any dividends were paid on the underlying over the term of these Market Linked Notes, the return on these Market Linked Notes would have underperformed a direct investment to an even greater extent, because the return on these Market Linked Notes will not compensate you for any dividends paid on the underlying.

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity  |  5

Example 2:
Term:	5 years

Calculation Days:	Annual

Principal Amount:	$1,000

Participation Rate:	105%

Starting Level:	1000

Average Ending Level:	987 (refer to chart)

Averaging Percentage Return Calculation
Annual Calculation Day 1	900
Annual Calculation Day 2	935
Annual Calculation Day 3	950
Annual Calculation Day 4	1050
Annual Calculation Day 5	1100
900 + 935 + 950 + 1050 + 1100 = 987 5

Averaging Percentage Return Calculation

(Average Ending Level – Starting Level) / Starting Level

(987 – 1000) / 1000 = -1.3%

Market Linked Note Return Calculation

Because the Average Ending Level is less than the Starting Level, there is no positive return at maturity on these Market Linked Notes.

Payment to Investor

Since the Average Ending Level is less than the Starting Level, you would receive the Principal Amount of $1,000 per Market Linked Note.

Comparison with Direct Investment Return

In example 2, if you had purchased the underlying at its Starting Level, held it for the term of these Market Linked Notes and then sold it at its level on the final Calculation Day, you would have realized a 10% return on your investment (leaving aside any dividends), since the level of the underlying on the final Calculation Day is 10% greater than the Starting Level. By contrast, because the Average Ending Level of the underlying over all of the Calculation Days is less than the Starting Level, the Averaging Percentage Return calculated for purposes of these Market Linked Notes is negative. In this example, the Averaging Percentage Return is negative, and you would receive no return on your investment at maturity, even though a direct investment would have resulted in a positive return. If any dividends were paid on the underlying over the term of these Market Linked Notes, these Market Linked Notes would have underperformed a direct investment to an even greater extent, because the return on these Market Linked Notes will not compensate you for any dividends paid on the underlying.

All payments on these Market Linked Notes are subject to the ability of the issuer to make such payments to you when they are due, and you will have no ability to pursue the underlying or any asset included in the underlying for payment. If the issuer defaults on its payment obligations, you could lose your entire investment.

Estimated value of Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity

The original offering price of these Market Linked Notes will include certain costs that are borne by you. Because of these costs, the estimated value of these Market Linked Notes on the pricing date will be less than the original offering price. If specified in the applicable pricing supplement, these costs may include the underwriting discount or commission, the hedging profits of the issuer’s hedging counterparty (which may be an affiliate of the issuer), hedging and other costs associated with the offering, and costs relating to the issuer’s funding considerations for debt of this type. See “General risks and investment considerations” below and the applicable pricing supplement for more information.

The issuer will disclose the estimated value of these Market Linked Notes in the applicable pricing supplement. The estimated value of these Market Linked Notes will be determined by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on these Market Linked Notes, which combination consists of a non-interest bearing, fixed-income bond and one or more derivative instruments underlying the economic terms of these Market Linked Notes. You should read the applicable pricing supplement for more information about the estimated value of these Market Linked Notes and how it is determined.

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity  |  6

Which investments are right for you?

It is important to read and understand the applicable preliminary pricing supplement and other related offering documents and consider several factors before making an investment decision.

An investment in these Market Linked Notes may help you modify your portfolio’s risk-return profile to more closely reflect your market views. However, because of the averaging calculation, you may sacrifice some return opportunities and will forgo interest payments and dividend payments (in the case of equity underlyings).

These Market Linked Notes are not suitable for all investors, but may be suitable for investors aiming to:

•	Fully protect against market losses at maturity

•	Gain or increase exposure to different asset classes

•	Participate in a portion of any appreciation of the underlying from its starting level to its average ending level

You can find a discussion of risks and investment considerations on the next page and in the preliminary pricing supplement and other related offering documents for these Market Linked Notes. The following questions, which you should review with your financial advisor, are intended to initiate a conversation about whether these Market Linked Notes are right for you.

•	What is your time horizon? Do you foresee liquidity needs? Will you be able to hold these investments until maturity?

•	Does full protection against market declines take precedence for you over full participation in potential appreciation of the underlying, dividend payments, or fixed returns?

•	What is your outlook on the market? How confident are you in your portfolio’s ability to weather a market decline?

•	What is your sensitivity to the tax treatment for your investments?

•	Are you dependent on your investments for current income?

•	Are you willing to accept the credit risk of the applicable issuer in order to obtain the exposure to the underlying that these Market Linked Notes provide?

Before making an investment decision, please work with your financial advisor to determine which investment products may be appropriate given your financial situation, investment goals, and risk profile.

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity  |  7

General risks and investment considerations

These Market Linked Notes have complex features and are not suitable for all investors. They involve a variety of risks and may be linked to a variety of different underlyings. Each of these Market Linked Notes and each underlying will have its own unique set of risks and investment considerations. Before you invest in these Market Linked Notes, you should thoroughly review the relevant preliminary pricing supplement and other related offering documents for a comprehensive discussion of the risks associated with the investment. The following are general risks and investment considerations applicable to these Market Linked Notes:

•	Performance risk and opportunity costs. Because these Market Linked Notes do not offer a minimum return, the yield that you will receive on these Market Linked Notes may be less than the return you could earn on other investments, including a traditional interest-bearing debt security with the same maturity date of the applicable issuer or another issuer with a similar credit rating, and could be zero.

•	Underperformance risk. The return you receive at maturity of these Market Linked Notes may be less than the return you might have realized on a direct investment in the underlying held for the term of these Market Linked Notes. This will be the case if the underlying appreciates and its level at or near maturity is greater than it was, on average, on the specified calculation days during the term of these Market Linked Notes. For example, if the underlying generally appreciates over the term of these Market Linked Notes, the level of the underlying at or near maturity will be greater than it was, on average, on the calculation days, and your return on these Market Linked Notes will be less than the return you might have realized on a direct investment in the underlying held for the term of these Market Linked Notes. Furthermore, because of the averaging calculation, it is possible that these Market Linked Notes will not reflect any positive return at maturity even if the level of the underlying at or near maturity is significantly greater than its starting level.

•	Liquidity risk. These Market Linked Notes are not appropriate for investors who may have liquidity needs prior to maturity. These Market Linked Notes are not listed on any securities exchange and are generally illiquid instruments. Neither Wells Fargo Securities nor any other person is required to maintain a secondary market for these Market Linked Notes. Accordingly, you may be unable to sell your Market Linked Notes prior to their maturity date. If you choose to sell these Market Linked Notes prior to maturity, assuming a buyer is available, you may receive less in sale proceeds than the original offering price.

•	Market value uncertain. These Market Linked Notes are not appropriate for investors who need their investments to maintain a stable value during their term. The value of your Market Linked Notes prior to maturity will be affected by numerous factors, such as performance, volatility and dividend rate, if applicable, of the underlying; interest rates; the time remaining to maturity; the correlation among basket components, if applicable; and the applicable issuer’s creditworthiness.

•	Costs to investors. The original offering price of these Market Linked Notes will include certain costs that are borne by you. These costs will adversely affect the economic terms of these Market Linked Notes and will cause their estimated value on the pricing date to be less than the original offering price. If specified in the applicable pricing supplement, these costs may include the underwriting discount or commission, the hedging profits of the issuer’s hedging counterparty (which may be an affiliate of the issuer), hedging and other costs associated with the offering, and costs relating to the issuer’s funding considerations for debt of this type. These costs will adversely affect any secondary market price for these Market Linked Notes, which may be further reduced by a bid-offer spread. As a result, unless market conditions and other relevant factors change significantly in your favor following the pricing date, any secondary market price for these Market Linked Notes is likely to be less than the original offering price.

•	Credit risk. Any investment in these Market Linked Notes is subject to the ability of the applicable issuer to make payments to you when they are due, and you will have no ability to pursue the underlying or any assets included in the underlying for payment. If the issuer defaults on its payment obligations, you could lose your entire investment. In addition, the actual or perceived creditworthiness of the issuer may affect the value of these Market Linked Notes prior to maturity.

•	No periodic interest or dividend payments. These Market Linked Notes do not typically provide periodic interest. These Market Linked Notes linked to equities do not provide for a pass through of any dividend paid on the underlying equities.

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity  |  8

•	Estimated value considerations. The estimated value of these Market Linked Notes that is disclosed in the applicable pricing supplement will be determined by the issuer or an underwriter of the offering, which underwriter may be an affiliate of the issuer and may be Wells Fargo Securities. The estimated value will be based on the issuer’s or the underwriter’s proprietary pricing models and assumptions and certain inputs that may be determined by the issuer or underwriter in its discretion. Because other dealers may have different views on these inputs, the estimated value that is disclosed in the applicable pricing supplement may be higher, and perhaps materially higher, than the estimated value that would be determined by other dealers in the market. Moreover, you should understand that the estimated value that is disclosed in the applicable pricing supplement will not be an indication of the price, if any, at which Wells Fargo Securities or any other person may be willing to buy these Market Linked Notes from you at any time after issuance.

•	Conflicts of interest. Potential conflicts of interest may exist between you and the applicable issuer and/or Wells Fargo Securities. For example, the applicable issuer, Wells Fargo Securities, or one of their respective affiliates may engage in business with companies whose securities are included in the underlying, or may publish research on such companies or the underlying. In addition, the applicable issuer, Wells Fargo Securities, or one of their respective affiliates may be the calculation agent for the purposes of making important determinations that affect the payments on these Market Linked Notes. Finally, the estimated value of these Market Linked Notes may be determined by the issuer or an underwriter of the offering, which underwriter may be an affiliate of the issuer and may be Wells Fargo Securities.

•	Effects of trading and other transactions. Trading and other transactions by the applicable issuer, Wells Fargo Securities, or one of their respective affiliates could affect the underlying or the value of these Market Linked Notes.

•	Basket risk. If the underlying is a basket, the basket components may offset each other. Any appreciation of one or more basket components may be moderated, wholly offset, or more than offset, by depreciation of one or more other basket components.

•	ETF risk. If the underlying is an exchange-traded fund (ETF), it may underperform the index it is designed to track as a result of costs and fees of the ETF and differences between the constituents of the index and the actual assets held by the ETF. In addition, an investment in these Market Linked Notes linked to an ETF involves risks related to the index underlying the ETF, as discussed in the next risk consideration.

•	Index risk. If the underlying is an index, or an ETF that tracks an index, your return on these Market Linked Notes may be adversely affected by changes that the index publisher may make to the manner in which the index is constituted or calculated. Furthermore, if the index represents foreign securities markets, you should understand that foreign securities markets tend to be less liquid and more volatile than U.S. markets, and that there is generally less information available about foreign companies than about companies that file reports with the U.S. Securities and Exchange Commission. Moreover, if the index represents emerging foreign securities markets, these Market Linked Notes will be subject to the heightened political and economic risks associated with emerging markets. If the index includes foreign securities and the level of the index is based on the U.S. dollar value of those foreign securities, these Market Linked Notes will be subject to currency exchange rate risk in addition to the other risks described above, as the level of the index will be adversely affected if the currencies in which the foreign securities trade depreciate against the U.S. dollar.

•	Commodity risk. These Market Linked Notes linked to commodities will be subject to a number of significant risks associated with commodities. Commodity prices tend to be volatile and may fluctuate in ways that are unpredictable and adverse to you. Commodity markets are frequently subject to disruptions, distortions, and changes due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. Moreover, commodity indices may be adversely affected by a phenomenon known as “negative roll yield,” which occurs when future prices of the commodity futures contracts underlying the index are higher than current prices. Negative roll yield can have a significant negative effect on the performance of a commodity index. Furthermore, for commodities that are traded in U.S. dollars but for which market prices are driven by global demand, any strengthening of the U.S. dollar against relevant other currencies may adversely affect the demand for, and therefore the price of, those commodities.

•	Currency risk. These Market Linked Notes linked to currencies will be subject to a number of significant risks associated with currencies. Currency exchange rates are frequently subject to intervention by governments, which can be difficult to predict and can have a significant impact on exchange rates. Moreover, currency exchange rates are driven by complex factors relating to the economies of the relevant countries that can be difficult to understand and predict. Currencies issued by emerging market governments may be particularly volatile and will be subject to heightened risks.

•

Bond risk. These Market Linked Notes linked to bond indices or exchange-traded funds will be subject to a number of significant risks associated with bonds. In general, if market interest rates rise, the value of bonds will decline. In

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity  |  9

addition, if the market perception of the creditworthiness of the relevant bond issuers falls, the value of bonds will generally decline.

•	Tax considerations. You should review carefully the relevant preliminary pricing supplement and other related offering documents and consult your tax advisors regarding the application of the U.S. Federal income tax laws to your particular circumstances, as well as any tax consequences arising under the laws of any state, local, or foreign jurisdiction.

Always read the preliminary pricing supplement and other related offering documents.

These Market Linked Notes are offered with a preliminary pricing supplement and other related offering documents. Investors should read and consider these documents carefully before investing. Prior to investing, always consult your financial advisor to understand the investment structure in detail.

For more information about these Market Linked Notes and the structures currently available for investment, contact your financial advisor, who can advise you of whether or not a particular offering may meet your individual needs and investment requirements.

Each issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and other documents the applicable issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the applicable issuer, any underwriter, or any dealer participating in the offering will arrange to send you the applicable prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 1-866-346-7732.

Wells Fargo Securities is the trade name for the capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC, a member of FINRA, NYSE, and SIPC, Wells Fargo Institutional Securities, LLC, a member of FINRA, NFA, and SIPC, and Wells Fargo Bank, N.A.

© 2014 Wells Fargo Securities. All rights reserved. WCS-1226621

Market Linked Notes with Upside Participation with Averaging and Principal Return at Maturity  |  10